Exhibit 99.1

KNOT Offshore Partners LP announces pricing of public offering of 3,000,000 common units

Aberdeen, United Kingdom, November 7, 2017 – KNOT Offshore Partners LP (the “Partnership”) (NYSE: KNOP) announced that it has priced its previously announced public offering of 3,000,000 common units, representing limited partner interests in the Partnership, for total estimated gross proceeds of approximately $65.7 million before deducting estimated offering expenses payable by the Partnership. The offering is expected to close on November 9, 2017, subject to customary closing conditions.

The Partnership intends to use the net proceeds that it receives in the offering, and the related capital contribution by its general partner to maintain its general partner interest, for general partnership purposes, which may include, among other things, acquisitions, capital expenditures, repaying indebtedness and funding working capital.

The Partnership owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. The Partnership is structured as a master limited partnership. The Partnership’s common units trade on the New York Stock Exchange (“NYSE”) under the symbol “KNOP.”

BofA Merrill Lynch is acting as the sole bookrunner on the offering. The underwriter may offer the common units from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

When available, copies of the prospectus supplement and accompanying base prospectus relating to the offering may be obtained free of charge on the Securities and Exchange Commission’s website at http://www.sec.gov or from the underwriter as follows:

BofA Merrill Lynch

NC1-004-03-43

200 North College Street, 3rd floor

Charlotte, NC 28255-0001

Attn: Prospectus Department

Email: dg.prospectus_requests@baml.com

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering of the common units is being made pursuant to an effective registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the “SEC”) (File No. 333-218254). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which will be filed with the SEC.

Media:

KNOT Offshore Partners LP

John Costain

Chief Executive Officer and Chief Financial Officer

+44 1224 618420

Source: KNOT Offshore Partners LP